UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

(Amendment No. 1)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934.

Romeo Power, Inc.

(Name of Subject Company)

J Purchaser Corp.

(Offeror)

Nikola Corporation

(Parent of Offeror)

(Names of Filing Persons)

Common Stock par value, $0.0001 per share

(Title of Class of Securities)

776153108

(CUSIP Number of Class of Securities)

Britton M. Worthen, Esq.

Chief Legal Officer

Nikola Corporation

4141 E Broadway Road

Phoenix, AZ 85040

(480) 666-1038

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Stanley F. Pierson

Gabriella A. Lombardi

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, CA 94304

Tel: (650) 233-4500

Fax: (650) 233-4545

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the U.S. Securities and Exchange Commission on August 29, 2022 (together with any amendments and supplements thereto, the “Schedule TO”) by Nikola Corporation, a Delaware corporation (“Nikola”), and J Purchaser Corp., a Delaware corporation and a wholly owned subsidiary of Nikola (the “Offeror”) relating to the offer by Offeror to exchange each outstanding share of common stock of Romeo Power, Inc., a Delaware corporation (“Romeo”), par value $0.0001 per share for 0.1186 of a share of common stock, $0.0001 par value per share, of Nikola, upon the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated August 29, 2022, filed as Exhibit (a)(4) to the Schedule TO (the “prospectus/offer to exchange”) and the related Letter of Transmittal filed as Exhibit (a)(1)(A) to the Schedule TO. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the prospectus/offer to exchange. This Amendment is being filed to reflect the filing of the exhibits as reflected below.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(F)*	Press Release issued by Nikola Corporation on August 30, 2022

107*	Filing Fee Table

*	Filed herewith

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2022

J PURCHASER CORP.

By:	/s/ Mark A. Russell
Name:	Mark A. Russell
Title:	President and Chief Executive Officer

NIKOLA CORPORATION

By:	/s/ Mark A. Russell
Name:	Mark A. Russell
Title:	Chief Executive Officer